UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosure included in the Company’s Annual Report on Form 20-F for fiscal year ended December 31, 2019 to specifically reference NASDAQ Listing Rule 5635.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval for (i) certain acquisitions of stock or assets of another company; (ii) an issuance of shares that will result in a change of control of the company; (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) certain transactions (other than a public offering) involving issuances of a 20% or more of our outstanding shares. Our shares are listed on the NASDAQ Capital Market (“NASDAQ”). As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. Except for the foregoing, we endeavor to comply with the NASDAQ corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: February 9, 2021